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                            October 16, 2023

       Yao (Jessie) Liu
       Chief Financial Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People's Republic of China

                                                        Re: Tuya Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 29, 2023
                                                            File No. 001-40210

       Dear Yao (Jessie) Liu:

              We have reviewed your September 29, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   You indicated in
response to prior comment 2 that the Company has maintained
                                                        significant    cash
amounts    for its    working capital needs.    Your response to prior
                                                        comment 4 further
states that, as of June 30, 2023, short-term deposits were
                                                        approximately 82.2% of
the Company   s total assets on a consolidated basis and that such
                                                        short-term deposits
resulted from the Company   s recent IPO.
                                                            Please provide
further analysis as to how the Company   s significant holdings in
                                                               short-term
deposits,    which carry maturity dates of up to one year, are consistent with the statement
that you maintain significant    cash amounts    for    working capital
                                                            needs,
particularly in light of the availability of more liquid investments.
 Yao (Jessie) Liu
FirstName
Tuya Inc. LastNameYao (Jessie) Liu
Comapany
October 16,NameTuya
            2023    Inc.
October
Page 2 16, 2023 Page 2
FirstName LastName
                Please provide further analysis addressing the impact of the
Company   s significant
              holdings in    short-term deposits    on the factors outlined in
Tonapah Mining
              Company of Nevada, 26 SEC 426 (1947).
                Please provide further explanation as to how the Company   s
significant holdings in
                 short-term deposits    relate to the Company   s IPO, which
occurred over two and half
              years ago (in March 2021).
                Please provide further explanation regarding the activities of the officers and directors of the Company and its subsidiaries in connection with short-term deposits.
              We note, for example, that you indicate    only 2 employees are
responsible for
              managing Tuya   s investment securities.    Tell us whether these
figures were
              recalculated under the assumption that    short-term deposits
are not cash items as
              requested in the prior comments. More broadly, given the Company
 s significant
              holdings of short-term deposits, provide additional detail about the management of
                 short-term deposits    by the Company and its subsidiaries.
2.       We note footnote 13 in response to prior comment 2 states that    [i]f
short-term deposits
         were treated as investment securities, certain of the Significant Subsidiaries, as well as
         Tuya Smart, the VIE and the other subsidiaries of the Company would have income
         derived from investment securities.    Please provide further details
and analysis regarding
         the sources of present income for the Company   s subsidiaries
assuming that short-term
         deposits were treated as    investment securities.
3. In response to prior comment 3, you indicate that certain subsidiaries of the Company are not investment companies under Section 3(b)(1) of the Investment Company Act of 1940
         (the    Investment Company Act   ). Please advise as to whether any
such subsidiaries have
         received a legal opinion of counsel that the Company is not an investment company under
         Section 3(b)(1) of the Investment Company Act. If so, advise if you are willing to provide such opinions of counsel.
4.       We note in response to prior comment 3, you state that    at least 60%
of the value of the
         Company   s total assets (exclusive of U.S. government securities and cash items) consists
         of: (i) direct equity interests in and/or loans to Tuya Market, Tuya
(HK) and Tuya Global,
         its majority-owned subsidiaries and (ii) loans to Tuya HK Subs (as defined below), its direct or indirect wholly-owned subsidiaries. Each of Tuya Market, Tuya (HK), Tuya
         Global and each Tuya HK Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because each such subsidiary is primarily engaged in the business of providing IoT related products and services and, as discussed in section B below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.
         However, section B of the response indicates that certain direct and indirect subsidiaries
         of the Company own    short-term deposits    and investment securities
having a value
         exceeding 40 percent of such subsidiary   s total assets (exclusive of
Government securities
         and cash items) on an unconsolidated basis (such subsidiaries, Potential IC
         Subsidiaries   ). Please provide an updated detailed legal analysis
regarding whether the
         Company meets the definition of an    investment company    under
Section 3(a)(1)(C) of
 Yao (Jessie) Liu
Tuya Inc.
October 16, 2023
Page 3
       the Investment Company Act, assuming that securities issued by Potential IC Subsidiaries, including notes or other securities issued in connection with intercompany loans, are
          investment securities    under Section 3(a)(2) of the Investment
Company Act.
5. With regards to section C in your response to prior comment 3, describing categories of assets on Appendix A:
           Please provide further factual and legal analysis regarding whether assets categorized
           as    Notes Receivables    are investment securities. Note that
Reves v. Ernst & Young,
           494 U.S. 56 (1990) addresses the definition of    security    under
section 3(a)(10) of
           the Securities Exchange Act of 1934.
           Section C discusses a category of assets as    Other Equity
Instrument Investments.
           Please tell us what the corresponding category is in Appendix A for this item.
           Please provide a further description of the assets categorized as Amounts due from
           the Company   s Intergroup Companies. For example, describe whether
and how such
           arrangements are documented, the financial terms of such arrangements and the purposes for entering into such arrangements.
           Please provide a further description of the assets categorized as Prepayments made
           for share repurchase program   . Tell us whether these amounts
relate to a contract for
           a future purchase of securities or derive value from the Company   s
shares.
6. Please advise as to whether the Company is able to recalculate its responses as of
       September 30, 2023. If so, provide an updated Appendix A as of September 30, 2023.
7. Please provide us with a draft risk factor disclosing risks related to the Company
       potentially operating as an    investment company    under the
Investment Company Act.
        Please contact Melissa Kindelan at (202) 551-3564 or Christine Dietz at
(202) 551-3408
if you have any questions.



                                                           Sincerely,
FirstName LastNameYao (Jessie) Liu
                                                           Division of
Corporation Finance
Comapany NameTuya Inc.
                                                           Office of Technology
October 16, 2023 Page 3
cc:       Xiaolang Chai, Capital Market Director
FirstName LastName